# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: JBDI Holdings Ltd, CIK 0001964314
CUSIP: G50883209
Title of class of securities: Ordinary Shares, par value $0.001
Address of issuer's principal executive offices: 34 GUL CRESCENT, SINGAPORE, Singapore (U0), 629538
Date of event which requires filing of this statement: 08/06/2024
Filed by CIK 0002146134
Persons authorized to receive notices and communications: Ng Eng Guan, 34 Gul Crescent, Singapore, Singapore (U0), 629538, 65 6861 4150

## Reporting persons
- Ng Eng Guan (CIK 0002146134): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 0; shared voting power 3,947,910; sole dispositive power 0; shared dispositive power 3,947,910; aggregate amount beneficially owned 394,791 (46% of the class)
  Comment: The Reporting Person is the equity owner of 50% of the shares of E U Holdings Pte. Ltd. and is also a director. Therefore, the Reporting Person has shared power and authority over the voting and disposition of the shares of the Issuer, which are held of record by E U Holdings Pte. Ltd.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.001
Name of issuer: JBDI Holdings Ltd
Address of issuer's principal executive offices: 34 GUL CRESCENT, SINGAPORE, Singapore (U0), 629538

## Item 2. Identity and Background
Name of person filing: Ng Eng Guan
Residence or business address: 34 Gul Crescent, Singapore, Singapore 629538
Present principal occupation or employment: Director
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: U0

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On October 10, 2022, the Reporting Person, as an officer and director of E U Holdings Pte. Ltd., and others entered into a sale and purchase agreement pursuant to which the Reporting Person and others transferred its entire shareholding interest in Jurong Barrels to JBDI. The consideration is settled by JBDI allotting and issuing 1 Ordinary Share to the Reporting Person. On May 30, 2023, the Reporting Person, as an officer and director of E U Holdings Pte. Ltd., and others entered into a reorganization agreement pursuant to which the Reporting Person and others transferred his 490 Ordinary Shares into the Issuer. The consideration was the Issuer issuing 4,704,179 Ordinary Shares to the Reporting Person. Upon completion of the reorganization, the Reporting Person, through E U Holdings Pte. Ltd. Indirectly owns 4,704,179 Ordinary Shares of the Issuer. On February 7, 2024, for purposes of the initial public offering, the Issuer effected a 1:2 share forward stock split resulting in the Reporting Person owning 9,408,368 Ordinary Shares of the Issuer. The Reporting Person subsequently sold 299,998 Ordinary Shares pursuant to a registration of resale shares during the initial public offering resulting in 9,108,360 Ordinary Shares held of record by E U Holdings Pte. Ltd. The Issuer effected a reverse stock split June 29, 2026 resulting in the current ownership of 3,947,910 ordinary shares by E U Holdings Pte. Ltd.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired its 3,947,910 shares of the Issuer pursuant to the reorganization and forward stock split described in Item 3, above. The Reporting Person does not have any plans or proposals that relate to items (a) through (j) above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 3,947,910 Ordinary Shares, the percentage is 46.0%
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has shared voting and dispositive power over 3,947,910 Ordinary Shares, which are held of record by E U Holdings Pte. Ltd. and represents 46.03% of the outstanding Ordinary Shares of the Issuer.
Transactions in the class effected during the past sixty days: There were no transactions in the class of securities reported that were effected during the past 60 days by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Ng Eng Guan: /s/ Ng Eng Guan, Director (08/03/2026)